Exhibit 99.1

SciSparc’s Board of Directors Provides Strategic Decision

TEL AVIV, Israel, June 09, 2022 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system (the “Company” or “SciSparc”), today announced that the Company’s board of directors resolved to initiate a process to review potential strategic transactions with the goal of maximizing shareholder value.

Potential strategic transactions to be explored and evaluated during the review process may include additional investments in innovative companies, acquisitions, a strategic partnership with one or more parties, or the licensing of one or more of the Company’s proprietary technologies or indications. If any such transaction results in equity consideration, the Company may consider making dividend in kind distributions, subject to applicable law and regulations, to its shareholders.

Pending any decision to undertake any such strategic transaction, the Company will continue its development activities in accordance with its existing business strategy.

“Our cash position provides us the opportunity to carefully consider a range of potential strategic alternatives designed to maximize shareholder value,” said Oz Adler, SciSparc’s Chief Executive Officer. “As we assess potential external strategic alternatives, we continue to seek to create value through the development of unique clinical-stage treatments for the central nervous system, including Alzheimer’s disease, Tourette syndrome and more. We plan to continue our trials according to the FDA guidelines and explore our new path with psychedelic pharmaceutical treatments.”

About SciSparc (NASDAQ: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses its review process for potential strategic plans, potential dividend distributions and value creation for shareholders. The Company may not enter into any strategic transactions or pay any dividends, or even if it does, they may not maximize shareholder value. Further, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2022, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com

Tel: +972-3-6167055